EXHIBIT A

NOTIFICATION OF THE COMPANY’S
TENDER OFFER TO PURCHASE SHARES.

March 27, 2012

Dear Cantor Opportunistic Alternatives Fund, LLC Member:

We are writing to inform you of a tender offer by Cantor Opportunistic Alternatives Fund, LLC (formerly Cadogan Opportunistic Alternatives Fund, LLC) (the “Company”) to purchase outstanding shares of its limited liability company interests (“Shares”).

Important Information Regarding this Tender Offer

This quarterly tender offer provides Members who have been invested in the Company for one year or longer (subject to the waiver of such one year holding period in accordance with the Company’s “key person” terms) with an opportunity to redeem Shares in the Company at the Company’s unaudited net asset value as of June 29, 2012.  If you are not interested in tendering your Shares for purchase by the Company at this time, you may disregard this notice.

Shares may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.  The tender offer period begins on March 27, 2012 and will end on April 25, 2012.  Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed postage-paid envelope.

All tenders must be received by U.S. Bancorp Fund Services, LLC, the Company’s agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, April 25, 2012.  If by fax, please deliver an original executed copy promptly thereafter.

If you do not wish to tender your Shares, no action is required.  Simply disregard this notice.

Questions

If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Jay Tophooven at U.S. Bancorp Fund Services, LLC at (414) 287-3744.

Sincerely,

Cantor Opportunistic Alternatives Fund, LLC

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.